SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GI Dynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U3762T113

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. U3762T113	Page 2 of 5 Pages

(1)	Names of reporting persons Medtronic, Inc.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization MN
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 7,823,088 (1)
(6) Shared voting power 0
(7) Sole dispositive power 7,823,088 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 7,823,088 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.3% (2)
(12)	Type of reporting person (see instructions) CO

(1)	Ownership consists of 39,115,442 CHESS Depositary Interests (“CDIs”). Each CDI represents one-fifth of a share of common stock. Ownership is reported as of December 31, 2014.
(2)	The percentage is based upon 94,795,481 shares of common stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, as filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP No. U3762T113	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

GI Dynamics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

25 Hartwell Avenue

Lexington, Massachusetts 02421

Item 2(a)	Name of Persons Filing:

Medtronic, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

710 Medtronic Parkway

Minneapolis, MN 55432

Item 2(c)	Citizenship:

MN

Item 2(d)	Title of Class of Securities:

Common Stock.

Item 2(e)	CUSIP Number:

U3762T113

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

CUSIP No. U3762T113	Page 4 of 5 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

/s/ Gary Ellis
Name:	Gary Ellis
Title:	Executive Vice President and Chief Financial Officer